Exhibit 12
NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES
EXHIBIT 12
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	Six Months		Six Months
	2007	2006	2006	2005	2004	2003	2002

Net Earnings, before Extraordinary Item	$75,359	$182,505	$103,649	$74,614	$64,934	$53,473	$48,058

Fixed Charges:
Interest on Indebtedness	25,062	48,947	25,356	37,035	33,454	28,356	27,239
Amortization of Discount Relating to Indebtedness	73	136	66	104	123	146	127
Amortization of Treasury Lock Gain	(180)	(345)	(170)	(326)	(457)	(596)	(554)
Amortization of Deferred Charges	965	1,613	805	1,508	1,260	1,334	963

	25,920	50,351	26,057	38,321	34,380	29,240	27,775

Net Earnings Before Fixed Charges	$101,279	$232,856	$129,706	$112,935	$99,314	$82,713	$75,833

Divided by Fixed Charges
Fixed Charges	$25,920	$50,351	$26,057	$38,321	$34,380	$29,240	$27,775
Capitalized and Deferred Interest	1,444	2,278	1,032	2,563	271	102	(600)

	$27,364	$52,629	$27,089	$40,884	$34,651	$29,342	$27,175

Ratio of Net Earnings to Fixed Charges	3.70	4.42	4.79	2.76	2.87	2.82	2.79

Net Earnings Before Fixed Charges	$101,279	$232,856	$129,706	$112,935	$99,314	$82,713	$75,833
Gain of Disposition of DC Office Buildings (May 2006)	—	(59,496)	(59,496)	—	—	—	—

	$101,279	$173,360	$70,210	$112,935	$99,314	$82,713	$75,833

Ratio of Net Earnings to Fixed Charges adjusted for DC Office Bldgs	3.70	3.29	2.59	2.76	2.87	2.82	2.79

Preferred Stock Dividends
Series A Preferred Stock	$—	$4,376	$2,004	$4,008	$4,008	$4,008	$4,010
Series B Convertible Preferred Stock	—	419	419	1,675	1,675	502	—
Series C Redeemable Preferred Stock	3,393	923	—	—	—	—	—

Total Preferred Stock Dividends	$3,393	$5,718	$2,423	$5,683	$5,683	$4,510	$4,010

Combined Fixed Charges and Preferred Stock Dividends	$30,757	$58,347	$29,512	$46,567	$40,334	$33,852	$31,185

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.29	3.99	4.39	2.43	2.46	2.44	2.43

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends adjusted for DC Office Bldgs	3.29	2.97	2.38	2.43	2.46	2.44	2.43